[Charter Communications Letterhead]

November 7, 2016

VIA EDGAR SUBMISSION TYPE RW

Larry Spirgel

Assistant Director

AD Office 11 – Telecommunications

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Request for Withdrawal of CCH I, LLC
Registration Statement on Form S-4 (File No. 333-200809)
Post-Effective Amendment Nos. 1 and 2
Filed on April 6, 2015 and April 17, 2015

Mr. Spirgel:

On behalf of Charter Communications, Inc., a Delaware corporation (formerly known as CCH I, LLC) (“Charter”), the undersigned hereby requests that the Registration Statement on Form S-4 (File No. 333-200809), initially filed with the Securities and Exchange Commission (the “Commission”) on December 9, 2014, including all the exhibits thereto, declared effective on February 17, 2015 and subsequently amended by Post-Effective Amendment Nos. 1 and 2, filed on April 6, 2015 and April 17, 2015, respectively, (the “Registration Statement”) be withdrawn from registration with the Commission pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), on the grounds that such withdrawal is consistent with the public interest and protection of investors as contemplated by paragraph (a) of Rule 477 under the Securities Act.

The Registration Statement was filed to register shares of Class A common stock, par value $0.001 per share (“Shares”) to be issued in connection with the Transactions Agreement, dated April 25, 2014 (the “Transactions Agreement”), by and between Charter and Comcast Corporation (“Comcast”), pursuant to which the Shares would be issued and exchanged for shares of Class A-1 common stock, par value $0.001 per share, of Midwest Cable, Inc. On April 24, 2015, as previously reported on a Current Report on Form 8-K filed by Charter with the Commission, Comcast terminated the Transactions Agreement. Consequently, Charter will not proceed with the issuance and sale of the Shares as contemplated by the Transactions Agreement and the Registration Statement is no longer required.

No securities have been issued or sold pursuant to the Registration Statement. Charter requests that the withdrawal of the Registration Statement be effective as of the date hereof and that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement may be used as an offset to the filing fees for future registration statements.

Your assistance in this matter is greatly appreciated. If you have any questions regarding this request or require additional information, please do not hesitate to contact DongJu Song at Wachtell, Lipton, Rosen & Katz at (212) 403-1166 or by email at DSong@wlrk.com.

Very truly yours,

By:	/s/ Thomas E. Proost
Name: Thomas E. Proost
Title: SVP, Deputy General Counsel and Assistant Corporate Secretary

cc:	Wachtell, Lipton, Rosen & Katz
Steven A. Cohen